Exhibit 99.1

Sistema de Gestión de Calidad
ISO
9001
División Cementos
Pacasmayo

FOR MORE INFORMATION, PLEASE VISIT
www.cementospacasmayo.com/ or contact:

Claudia Bustamante, Sustainability and Investor Relations Managing Director
Tel: +(51) 958699760
E-mail: cbustamante@cpsaa.com.pe

Pacasmayo

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CONSOLIDATED RESULTS
FOR FIRST QUARTER 2026

Lima, Peru, April 24, 2026 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the first quarter (“1Q26”). These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in Soles (S/).

1Q26 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 1Q25, unless otherwise stated)

●	Sales volume of cement, concrete and precast increased by 11.7%, mainly due to increased demand of cement and concrete.

●	Revenues increased by 11.3%, in line with the increase in sales volume mentioned above.

●	Consolidated EBITDA of S/177.9 million, a 32.1% increase, mainly due to gross margin expansion in the cement and concrete businesses derived from operational efficiencies.

●	Consolidated EBITDA margin of 32.0%, a 5.0 percentage point increase.

●	Net income of S/ 81.9 million, a 55.4% increase mainly due to higher operating profit, as well as slightly lower financial expenses as we continue to lower our debt levels.

●	On March 30, 2026, a change of control was finalized as Holcim Ltd completed the acquisition of Inversiones Aspi S.A., securing a 50.01% controlling interest in the Company.

	Financial and Operating Results
Financial and Operating Results	1Q26	1Q25	% Var.
Cement, concrete and precast shipments sales volume (MT)	797.4	713.8	11.7%
In millions of S/
Sales of goods	555.7	499.2	11.3%
Gross profit	234.4	183.4	27.8%
Operating profit	139.7	95.7	46.0%
Net income	81.9	52.7	55.4%
Consolidated EBITDA	177.9	134.7	32.1%
Gross Margin	42.2%	36.7%	5.5 pp.
Operating Margin	25.1%	19.2%	5.9 pp.
Net income Margin	14.7%	10.6%	4.1 pp.
Consolidated EBITDA Margin	32.0%	27.0%	5.0 pp.

You can review our historical results by clicking on the underlined titles

MANAGEMENT COMMENTS

During the first quarter of 2026, we achieved significant growth and demonstrated remarkable resilience. Our operational performance was solid, driving consolidated EBITDA to S/ 177.9 million, an outstanding 32.1% increase, resulting in an improved EBITDA margin of 32.0% (up from 27.0% in 1Q25). This operational efficiency, coupled with disciplined cost control strategies, directly contributed to a substantial rise in revenues to S/ 555.7 million, an 11.3% increase over the same period last year. Complementing this, our net profit rose by 55.4% to S/ 81.9 million as we continue to reduce our leverage.

Our dedication to sustainable development was once again recognized as we secured a position in the S&P Global Sustainability Yearbook 2026 for the sixth consecutive year. This year marks a historic achievement, as we entered the Global Top 10% of the construction materials industry, validating the evolution of our Environmental, Social, and Governance (ESG) management and reaffirming our commitment to leading the industry with responsibility.

In line with this commitment to sustainable development we are addressing the challenge of transforming vulnerable homes. We recently partnered with the Inter-American Cement Federation (FICEM) and Habitat for Humanity through a strategic collaboration agreement. This alliance integrates our local “Sueños en Concreto” (Dreams in Concrete) program into the Latin American initiative “100,000 Floors to Play on” (100 Mil Pisos para Jugar), strengthening our goal to replace dirt floors with concrete, thereby directly enhancing the health and quality of life for thousands of families in northern Peru. Through this alliance we will be able to positively impact more families, as we extend our reach, as well as better measurement of this impact, through the implementation of a qualitative impact study using data collection through surveys and water chemical testing, as well as training for survey teams and beneficiary families on water filter utilization and floor maintenance.

As we mentioned last quarter, our history of almost 70 years in northern Peru begins a transcendental chapter. The joining of our trajectory with Holcim, a global leader in sustainable construction with a presence in over 40 markets, marks a milestone in our evolution. This new stage opens opportunities for our teams, boosts their leadership, and promotes responsible construction, strengthening our solutions for all our clients. We express our sincere gratitude to the Grupo Hochschild Perú for the decades of work, vision, and leadership that forged the foundations upon which we continue to build today.

We conclude this quarter with optimism and the conviction that financial success is intrinsically linked to positive social impact. We are confident that our integration with Holcim will allow us to leverage global capabilities while maintaining our local essence, enabling us to go further and reaffirming our purpose: building together the future you dream of.

PERUVIAN CEMENT INDUSTRY OVERVIEW:

The demand for cement in Peru is covered mainly by Pacasmayo, UNACEM and Cementos Yura, and to a lesser extent by Caliza Inca, Holcim, imports and other small producers. Pacasmayo mainly covers the demand in the northern region of the country, while UNACEM covers the central region and Cementos Yura the southern region.(1)

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 32.9% of the country’s population and 20.0% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.7 million households throughout the country as per the Ministry of Housing, Construction and Sanitation (80% qualitative and 20% quantitative deficit).

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Northern Region (thousands of metric tons)

Plant	2022	2023	2024	2025	Feb-26 LTM	% part
Pacasmayo Group	3,437	2,951	2,835	3,049	3,084	22.5%
Imports	2	-	-	-	-	0.0%
Total	3,439	2,951	2,835	3,049	3,084	22.5%

Central Region (thousands of metric tons)

Plant	2022	2023	2024	2025	Feb-26 LTM	% part
UNACEM	6,297	5,617	5,462	5,597	5,678	41.4%
Caliza Inca	515	585	751	947	986	7.2%
Imports	202	145	206	352	264	1.9%
Total	7,014	6,347	6,419	6,896	6,928	50.6%

(1)	On March 30, 2026, Holcim Ltd (“Holcim”) completed the acquisition of 99.99% of the capital stock of Inversiones Aspi S.A. (“ASPI”). Prior to this transaction, Eduardo Hochschild owned this 99.99% of ASPI. As a result of this transaction, through ASPI, Holcim now directly and indirectly, owns and controls 50.01% of Cementos Pacasmayo S.A.A. (the “Company”), which resulted in a change of control.

Southern Region (thousands of metric tons)

Plant	2022	2023	2024	2025	Feb-26 LTM	% part
Grupo Yura	3,047	2,581	2,535	2,636	2,685	19.6%
Imports	67	65	68	223	208	1.5%
Total	3,114	2,646	2,603	2,859	2,893	21.1%

Others	427	423	562	790	813	5.9%
Total, All Regions	14,618	12,367	12,419	13,594	13,718	100.0%

*	Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet

OPERATING RESULTS:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	1Q26	1Q25	% Var.
Pacasmayo Plant	478.6	429.6	11.4%
Rioja Plant	85.8	76.3	12.5%
Piura plant	220.3	209.8	5.0%
Total	784.7	715.7	9.6%

Driven by a transversal surge in demand, total cement production volume rose 9.6% in 1Q26 compared to 1Q25. This growth was reflected across all facilities, with production increasing 12.5% at the Rioja plant, 11.4% at Pacasmayo, and 5.0% at the Piura plant.

Clinker Production Volume

(thousands of metric tons)

	Production
	1Q26	1Q25	% Var.
Pacasmayo Plant	337.5	292.0	15.6%
Rioja Plant	65.1	56.5	15.2%
Piura Plant	173.0	164.9	4.9%
Total	575.6	513.4	12.1%

Driven by the increase in cement demand across all of our regions, clinker production volumes saw significant upturns in 1Q26 compared to 1Q25. Production volumes rose by 15.6% and 15.2% at the Pacasmayo and Rioja plants, respectively, while the Piura facility recorded a 4.9% increase.

Clinker production volumes increased in 1Q26 compared to 1Q25, supported by higher cement demand across all of our regions. Particularly, in our Pacasmayo plant, production volumes increased 15.6%, driven mainly by a lower comparative basis in 1Q25, since we had a scheduled stoppage during that period.

Total clinker production volume in 1Q26, increased by 12.1% compared to 1Q25, mainly due to the increased cement demand of cement mentioned above.

INSTALLED CAPACITY:

Installed Clinker and Cement Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.8 million MT, 990,000 MT and 289,080 MT, respectively.

UTILIZATION RATE:1

Pacasmayo Plant Utilization Rate

	Utilization Rate
	1Q26	1Q25	% Var.

Cement	66.0%	59.3%	6.7 pp.
Clinker	76.9%	66.5%	10.4 pp.

Utilization rates at the Pacasmayo plant saw significant year-over-year gains during 1Q26, mainly due to stronger market demand, and to our annual production plan. Cement utilization increased 6.7 percentage points to 66.0%, while clinker utilization reached 76.9%, a 10.4 percentage point increase compared to 1Q25, reflecting the both increase in production to meet higher volume requirements, as well as the scheduled stoppage during 1Q25.

Rioja Plant Utilization Rate

	Utilization Rate
	1Q26	1Q25	% Var.
Cement	78.0%	69.4%	8.6 pp.
Clinker	90.1%	78.2%	11.9 pp.

Driven by strong demand in its area of influence, the Rioja plant saw a significant year-over-year increase in its utilization rates during 1Q26. Cement utilization rate reached 78.0%, an 8.6 pp increase, while clinker utilization increased to 90.1%, an 11.9 pp increase, reflecting the surge in production to support demand.

[1]	The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

Piura Plant Utilization Rate

	Utilization Rate
	1Q26	1Q25%	Var.
Cement	55.1%	52.5%	2.6 pp.
Clinker	69.9%	66.6%	3.3 pp.

In alignment with regional demand growth, 1Q26 utilization at the Piura facility outperformed 1Q25 levels. Cement production utilization increased by 2.6 percentage points to 55.1%, while clinker utilization increased 3.3 percentage points to 69.9% as output scaled to support total cement sales.

Consolidated Utilization Rate

	Utilization Rate
	1Q26	1Q25	% Var.
Cement	63.5%	58.0%	5.5 pp.
Clinker	75.9%	67.7%	8.2 pp.

On a consolidated basis, utilization rates in 1Q26 followed the upward trend in market demand. Cement production utilization reached 63.5%—a 5.5 percentage point increase—while clinker utilization rose 8.2 percentage points to 75.9% compared to 1Q25, reflecting the overall ramp-up in operations to meet regional requirements.

FINANCIAL RESULTS:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	1Q26	1Q25	% Var.
Sales of goods	555.7	499.2	11.3%
Gross Profit	234.4	183.4	27.8%
Total operating expenses, net	-94.7	-87.7	8.0%
Operating Profit	139.7	95.7	46.0%
Total other expenses, net	-21.7	-21.7	0.0%
Profit before income tax	118.0	74.0	59.5%
Income tax expense	-36.1	-21.3	69.5%
Profit for the period	81.9	52.7	55.4%

During 1Q26, revenues increased 11.3% compared to 1Q25, mainly due to higher cement and concrete sales.

Gross profit increased 27.8% in 1Q26 compared to 1Q25, mainly reflecting gross margin expansion in the cement and concrete businesses, as we were able to achieve some operational efficiencies derived from reduced downtime costs, lower costs of bags and energy, among others. Profit for the period increased 55.4% in 1Q26 compared to 1Q25, mainly due to the higher operating profit mentioned above, as well as lower financing expenses due to lower debt levels.

SALES OF GOODS

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

	Cement, concrete and precasts
	1Q26	1Q25	% Var.
Sales of goods	539.0	486.3	10.8%
Cost of Sales	-302.6	-300.8	0.6%
Gross Profit	236.4	185.5	27.4%
Gross Margin	43.9%	38.1%	5.8 pp.

Combined sales of cement, concrete, and precast rose 10.8% year-over-year in 1Q26, primarily driven by strong demand in the cement and concrete segments. Gross margin expanded by 5.8 percentage points compared to 1Q25, reflecting a more favorable sales mix. This improvement was bolstered by a higher share of cement sales, specialized concrete services for the Yanacocha project, and enhanced cost efficiencies across both business lines.

Sales: cement

(in millions of Soles S/)

Sales of cement represented 86.5% of cement, concrete and precast sales during 1Q26.

	Cement
	1Q26	1Q25	% Var.
Sales of goods	466.4	402.2	16.0%
Cost of Sales	-241.4	-215.3	12.1%
Gross Profit	225.0	186.9	20.4%
Gross Margin	48.2%	46.5%	1.7 pp.

Cement revenues increased 16.0% in 1Q26 compared to 1Q25, mainly due to higher sales volumes of bagged cement for the self-construction segment. Gross margin was 48.2% in 1Q26, 1.7 percentage points higher compared to 1Q25, reflecting higher sales volumes, a slight improvement in average price and lower cost of sales per ton, mainly explained by lower downtime cost and costs of bagging supplies.

Sales: concrete, pavement and mortar

(in millions of Soles S/)

Sales of concrete, pavement and mortar represented 12.2% of cement, concrete, and precast sales during 1Q26.

	Concrete, pavement and mortar
	1Q26	1Q25	% Var.
Sales of goods	66.0	77.8	-15.2%
Cost of Sales	-55.2	-79.3	-30.4%
Gross Profit	10.8	-1.5	N/R
Gross Margin	16.4%	-1.9%	18.3 pp.

Combined sales of concrete, pavement, and mortar decreased 15.2% in 1Q26, primarily due to a high comparative base in 1Q25 which included significant volumes from the Piura airport project. Despite this decline in volume, gross margin expanded by a remarkable 18.3 percentage points. This surge reflects a ‘regularization’ of profitability as the segment shifted away from the low-margin Piura airport works toward the Yanacocha project, which requires more specialized concrete solutions with significantly higher margins

Sales: precast

(in millions of Soles S/)

Sales of precast represented 1.3% of cement, concrete, and precast sales during 1Q26.

	Precast
	1Q26	1Q25	% Var.
Sales of goods	6.6	6.3	4.8%
Cost of Sales	-6.0	-6.2	-3.2%
Gross Profit	0.6	0.1	N/R
Gross Margin	9.1%	1.6%	7.5 pp.

During 1Q26, precast sales increased 4.8%, compared to 1Q25, and gross margin increased 7.5 percentage points, mainly due to an increase in sales volumes to the public sector and consequently higher dilution of fixed costs.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	1Q26	1Q25	% Var.
Sales of goods	9.4	10.0	-6.0%
Cost of Sales	-9.2	-9.7	-5.2%
Gross Profit	0.2	0.3	-33.3%
Gross Margin	2.1%	3.0%	-0.9 pp.

During 1Q26, construction supply sales decreased 6.0%, when compared to 1Q25, mainly due to decreased sales of steel bars. Gross margin decreased 0.9 percentage points, maintaining in line with 1Q25.

OPERATING EXPENSES:

Administrative Expenses

(in millions of Soles S/)

	Administrative Expenses
	1Q26	1Q25	% Var.
Personnel expenses	39.3	40.6	-3.2%
Third-party services	20.7	19	8.9%
Board of Directors	1.4	1.5	-6.7%
Depreciation and amortization	3.6	3.8	-5.3%
Other	4.5	5.1	-11.8%
Total	69.5	70.0	-0.7%

Administrative expenses decreased 0.7% in 1Q26 compared to 1Q25, mainly due to lower personnel expenses, primarily reflecting a lower collective bargaining bonus than in 1Q25.

[2]	Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	1Q26	1Q25	% Var.
Personnel expenses	12.6	11.7	7.7%
Advertising and promotion	7.3	5.1	43.1%
Third party services	3.5	2.9	20.7%
Information technology related services	0.6	0.4	50.0%
Depreciation and amortization	1.6	1.3	23.1%
Other	4.7	1.3	N/R
Total	30.3	22.7	33.5%

Selling expenses increased 33.5% in 1Q26 compared to 1Q25, mainly due to higher advertising and promotion expenses, related to trade marketing and loyalty programs for affiliated retailers.

EBITDA RECONCILIATION:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	1Q26	1Q25	% Var.
Net Income	81.9	52.7	55.4%
+ Income tax expense	36.1	21.3	69.5%
- Finance income	-0.4	-0.6	-33.3%
+ Finance costs	21.7	23.1	-6.1%
+/- Net gain from exchange rate	0.4	-0.8	N/R
+ Depreciation and amortization	38.2	39.0	-2.1%
Consolidated EBITDA	177.9	134.7	32.1%

Consolidated EBITDA rose 32.1% year-over-year in 1Q26, primarily driven by a robust gross profit performance. This growth reflects the combined impact of higher sales volumes, modest price adjustments in the cement segment, and a significant reduction in unit costs across our cement and concrete business lines.

Cash and Debt Position:

Consolidated Cash (in millions of Soles S/)

As of March 31, 2026, the cash balance was S/78.6 million (US$ 22.5 million). This balance includes certificates of deposit in the amount of S/ 21.3 million (US$ 6.1 million), distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/ 21.3	3.75%	March 30, 2026	April 6, 2026

	S/ 21.3

The remaining balance of S/ 57.3 million (US$ 16.4 million) is held mainly in the Company’s bank accounts, of which US$ 9.0 million are denominated in US dollars and the balance in Soles.

DEBT POSITION:

Consolidated Debt

(in millions of Soles S/)

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	586.6	273.6	384.0	186.0	1,430.2
Future interest payments	73.2	93.0	36.1	22.3	224.6
Total	659.8	366.6	420.1	208..3	1,654.8

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

As of March 31, 2026, the Company’s total outstanding debt, as shown in the financial statements, reached S/ 1,426.4 million (US$ 408.1 million). This debt is mainly composed of two local bonds issued in January 2019 and the club deal obtained in 2021.

As of March 31, 2026, Net Debt/EBITDA ratio was 2.6 times.

Capex

(in millions of Soles S/)

As of March 31, 2026, the Company invested S/ 12.4 million (US$ 3.6 million), allocated to the following projects:

Projects	1Q26
Pacasmayo Plant Projects	7.3
Concrete and aggregates equipment	3.4
Rioja Plant Projects	0.5
Piura Plant Projects	1.2
Total	12.4

ABOUT CEMENTOS PACASMAYO S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol “CPAC”. With almost 70 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.486 per US$ 1.00, which was the average exchange rate, reported as of March 31, 2026, by the Superintendencia de Banca, Seguros y AFPs (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

INTERIM CONSOLIDATED UNAUDITED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2026 (unaudited) and December 31,2025 (audited)

	As of Mar-26	As of Dec-25
	S/ (000)	S/ (000)
Cash and cash equivalents	78,573	53,571
Trade and other receivables,net	143,164	146,674
Income tax prepayments	48,727	24,857
Inventories	695,442	707,143
Prepayments	37,040	17,503
Total current assets	1,002,946	949,748
Trade and other receivables, net	29,623	28,450
Financial instruments designated at fair value through OCI	71	163
Property, plant and equipment, net	1,980,943	2,005,714
Intangible assets, net	61,408	62,800
Goodwill	4,459	4,459
Deferred income tax assets	35,027	34,994
Right-of-use asset, net	15,627	16,988
Other assets	52	50
Total non-current assets	2,127,210	2,153,618
Total assets	3,130,156	3,103,366
Trade and other payables	250,209	283,907
Financial obligations	585,346	532,346
Lease liabilities	4,856	4,879
Income tax payable	2,122	3,784
Provisions	12,590	47,689
Total current liabilities	855,123	872,605
Financial obligations	841,046	879,809
Lease liabilities	10,612	11,350
Provisions	31,562	29,005
Deferred income tax liabilities	118,567	119,232
Total non-current liabilities	1,001,787	1,039,396
Total liabilities	1,856,910	1,912,001
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Investment shares held in Treasury	(121,258)	(121,258)
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulated comprehensive results (loss)	(17,031)	(16,966)
Retained earnings	345,973	264,027
Total Equity	1,273,246	1,191,365
Total liability and equity	3,130,156	3,103,366

INTERIM CONSOLIDATED UNAUDITED STATEMENTS OF PROFIT OR LOSS

For the three-month periods ended March 31, 2026, and 2025 (unaudited)

	1Q26	1Q25
	S/ (000)	S/ (000)
Sales of goods	555,669	499,168
Cost of sales	(321,280)	(315,810)
Gross profit	234,389	183,358
Operating (expenses) income
Administrative expenses	(69,497)	(69,987)
Selling and distribution expenses	(30,259)	(22,712)
Other operating income, net	5,053	4,978
Total operating expenses , net	(94,703)	(87,721)

Operating profit	139,686	95,637

Other income (expenses)
Finance income	398	644
Financial costs	(21,653)	(23,131)
(Loss) gain from exchange difference, net	(412)	791

Total other expenses, net	(21,667)	(21,696)
Profit before income tax	118,019	73,941
Income tax expense	(36,073)	(21,268)

Profit for the period	81,946	52,673

Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment in shares of the parent. (S/ per share)	0.19	0.12

INTERIM CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN EQUITY

For the three-month period ended March 31, 2026, and March 31, 2025 (unaudited)

	Attributable to equity holders of the parent
	Capital S/(000)	Investment Shares S/(000)	Investments Shares hold in Treasury S/(000)	Additional paid-in capital S/(000)	Legal reserve S/(000)	Unrealized loss in financial instruments designated at fair value S/ (000)	Retained earnings S/ (000)	Total S/ (000)

Balance as of January 1, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,551)	285,345	1,213,098
Profit for the year	-	-	-	-	-	-	52,673	52,673
Other comprehensive loss	-	-	-	-	-	(45)	-	(45)
Total comprehensive income	-	-	-	-	-	(45)	52,673	52,628
Balance as of March 31, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,596)	338,018	1,265,726
Balance as of January 1, 2026	423,868	40,279	(121,258)	432,779	168,636	(16,966)	264,027	1,191,365
Profit for the year	-	-	-	-	-	-	81,946	81,946
Other comprehensive loss	-	-	-	-	-	(65)	-	(65)
Total comprehensive income	-	-	-	-	-	(65)	81,946	81,881
Balance as of March 31, 2026	423,868	40,279	(121,258)	432,779	168,636	(17,031)	345,973	1,273,246